Dechert
LLP

January 23, 2007

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Attention: Christian Sandoe
Room 5507, Mail Stop 5-5

Re: Fidelity Systematic Investment Plans:

Destiny Plans I: O
Destiny Plans II: O
Destiny Plans I: N
Destiny Plans II: N (the "Plans")

File No. 2-34100

Post-Effective Amendment No. 76

Dear Mr. Sandoe:

We serve as special counsel to the above-referenced Plans in connection with the Post-Effective Amendment No. 76 to the Plans' Registration Statement on Form S-6 that accompanies this letter (the "Amendment"). In that capacity, we have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Plans' investment adviser. FMR has represented to us that no significant changes have been made between the version reviewed by us and the version being filed electronically.

The Amendment is being filed for the purpose of bringing the financial statements and other information up to date and making certain other non-material changes to the disclosures contained in the Plans' Post-Effective Amendment No. 75 to the Plans' Registration Statement on Form S-6. The Amendment is being filed under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, and, in accordance with the designation made in the Amendment by the registrant, will become effective on January 29, 2007.

Pursuant to paragraph (b)(4) of Rule 485 under the 1933 Act, we represent that, to our knowledge, based upon our review of a draft Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

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